UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check One):          X   Form 10-K             Form 20-F            Form 11-K           Form 10-Q             Form N-SAR
                    -----                 -----                ----                 ----                  ----


                    For Period Ended:            December 31, 1998
                    [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended:


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Westford Technology Ventures, L.P.
Full Name of Registrant


Former Name if Applicable

17 Academy Street, 5th Floor
Address of Principal Executive Office (Street and Number)

Newark, New Jersey 07102-2905
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate) X

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant was unable to complete all financial statements due to unresolved issues relating to the valuation of one of the Partnership's privately-held portfolio investments.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Jeffery T. Hamilton              973                       624-2131
         (Name)                      (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                     X    Yes          No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    Yes      X   No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons by a reasonable estimate of the results cannot be made.





                           Westford Technology Ventures, L.P.
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:      WTVI Co., L.P.
         its managing general partner


By:      Hamilton Capital Management Inc.
         its general partner


By:      /s/   Jeffrey T. Hamilton                         Date:  March 31, 1999
         -----------------------------------------------------
         Jeffrey T. Hamilton
         President, Secretary and Director (Principal
         Executive Officer) of Hamilton Capital
         Management Inc. and Individual General
         Partner of Westford Technology Ventures, L.P.